FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                      Form 20-F   X        Form 40-F
                                -----                -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes                  No      X
                                -----                -----


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes                  No      X
                                -----                -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                          Yes                  No      X
                                -----                -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

SODESA, Jointly Owned by ENDESA and the Portuguese Company SONAE, Reaches Sales
            of More Than 1,000 GWh to Eligible Customers in Portugal

    NEW YORK--(BUSINESS WIRE)--March 18, 2003--ENDESA(NYSE:ELE):

    --  THIS VOLUME OF SALES REPRESENTS A TURNOVER OF MORE THAN EUR 70
        MILLION.

    --  SODESA CURRENTLY HAS 277 ELIGIBLE CUSTOMERS IN PORTUGAL

    -- THE COMPANY IS NEGOTIATING CONTRACTS IN PORTUGAL FOR A TOTAL AMOUNT OF 2,000 GWH.

    Sodesa, owned 50% by ENDESA (NYSE:ELE) and 50% by SONAE, has recently reached annual sales of more than 1,000 GWh to eligible customers in Portugal, after just 10 months of operations in that country.
    This volume of sales represents a turnover over EUR 70 million. The company, which aims at supplying electricity and services to
Portuguese eligible customers, currently has 277 customers throughout
Portugal.
    It is worth noting that, out of the total sales of SODESA, over 60% correspond to clients that do not belong to the universe of companies under the SONAE group.
    Moreover, SODESA is negotiating new contracts in Portugal for a total amount of 2,000 GWh.
    Thanks to the set up of SODESA last year, ENDESA and SONAE have strategically positioned themselves to face the start up of the Iberian electricity market in 2004. The single Iberian market will enable the convergence of the Spanish and Portuguese electricity markets therefore facilitating the commercial transactions within the Iberian peninsula.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA, New York
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ENDESA, S.A.

Dated: March 18, 2003         By: /s/ Jacinto Parinete
                                 --------------------------------------------
                              Name: Jacinto Pariente
                              Title: Manager of North America Investor Relations